
Mail Stop 3233

May 16, 2016

Via E-mail
Mr. Arik Prawer
Chief Financial Officer
Colony Starwood Homes
8665 East Hartford Drive
Scottsdale, AZ 85255

    Re: Colony Starwood Homes
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 29, 2016
           Form 8-K filed February 29, 2016
           File No. 1-36163

Dear Mr. Prawer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Shannon Sobotka

                    Shannon Sobotka
                    Staff Accountant
                    Office of Real Estate and
                    Commodities